Exhibit 99.1

For distribution in Canada:

                             SKIN TEST HELPS DETECT
                          HIDDEN CARDIOVASCULAR DISEASE

             Test will be marketed in Canada under brand name PreVu*

ORLANDO, Florida (November 10, 2003) - A study by researchers from Johns Hopkins University presented today at the American Heart Association's Scientific Meeting suggests that skin sterol is associated with the presence of coronary artery calcification (CAC) as measured by Electron Beam Computed Tomography. Coronary calcification is thought to be predictive of cardiovascular events. Skin sterol is measured by a test developed by IMI International Medical Innovations Inc. (TSX:IMI, Amex:IME) and marketed in Canada as PreVu* coronary heart disease predictor by McNeil Consumer Healthcare.

"We found that non-invasive skin sterol testing was associated with the presence of coronary artery calcification, independent of serum lipid measures, and may provide a useful marker of subclinical, or hidden, atherosclerosis," said Dr. Brent Norton, IMI President and CEO. "Given this information, skin sterol appears to be an effective tool in identifying the presence of early disease."

The data come from a cohort of the Multi-Ethnic Study on Atherosclerosis (MESA), sponsored by the National Heart, Lung and Blood Institute and conducted at Johns Hopkins Bayview Medical Center. Dr. Pamela Ouyang, Associate Professor of Medicine at Johns Hopkins University, is the principal investigator of the skin sterol research presented at the AHA meeting - the largest cardiovascular meeting in the world.

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Study results
In the skin sterol study cohort, 222 adults with no known cardiovascular disease underwent skin sterol testing in addition to electron beam computed tomography (CT scan) for coronary calcium and serum testing to measure total cholesterol, HDL, LDL and triglycerides. Skin sterol levels significantly correlated with the presence of coronary artery calcification, independent of serum lipids and lipoproteins in white subjects. The data showed that a 1-standard deviation - approximately 10 points on the skin sterol scale - was associated with a 178 per cent increase in the odds of having calcium in the coronary artery.

Data previously published and presented showed that skin sterol results are an independent risk factor for cardiovascular disease as defined by both angiography and stress test, and provides new information that can help stratify patients and determine appropriate treatments. Sterols are a family of fat-like compounds, including cholesterol, present in skin and elsewhere in the body.

Building awareness
"The skin sterol story is becoming more and more compelling, as evidenced by this new relationship with CT scan and coronary calcium," said Dr. Norton. "Today's presentation, along with a major paper that will be published next month in the journal Atherosclerosis, widens the awareness of skin sterol testing in the medical community."

IMI's first marketing partner, McNeil Consumer Healthcare, has begun an education campaign to Canadian doctors and today announced that the product will be launched in Canada under the brand name PreVu* coronary heart disease predictor.

Cardiovascular disease in Canada
According to a report, The Changing Face of Heart Disease and Stroke in Canada 2000, issued by the Heart and Stroke Foundation of Canada, it is estimated that cardiovascular disease accounts for $7.3 billion (17 per cent) of total direct health care costs in Canada and $12.3 billion (14.5 per cent) of total indirect health care costs for all disease categories.

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At least 25 per cent of coronary patients die suddenly or experience a nonfatal myocardial infarction without prior symptoms, so frequent screening with traditional measures layered with novel markers is recommended for both women and men after age 40.

Updated Canadian Recommendations for the Management of Dyslipidemia and the Prevention of Cardiovascular Disease issued in October 2003 stated that, "because of the burden of cardiovascular disease and the high rate of death from out-of-hospital acute myocardial infarction, preventive measures are essential in order to reduce health care costs and improve the health of Canadians."

Traditional markers include the Framingham risk score. Novel markers include skin sterol testing and EBCT measures.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's lead product is the world's first non-invasive cholesterol test system. IMI is also developing a suite of screening tests for cancer, including ColorectAlert(TM) for colorectal cancer, LungAlert(TM) for lung cancer, and a new test for early-stage breast cancer. For further information, please visit the company's web site at www.imimedical.com.
This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other public filings.

For more information contact:
Andrew Weir
Director, Communications
(416) 222-3449
aweir@imimedical.com